Exhibit 4.9

                      CLEAN DIESEL TECHNOLOGIES, INC.
                            1994 INCENTIVE PLAN
                 NON-QUALIFIED STOCK OPTION AWARD AGREEMENT

     NON-QUALIFIED STOCK OPTION AWARD AGREEMENT dated as of [DATE] between Clean Diesel Technologies, Inc., a Delaware corporation (the "Company")of 300 Atlantic Street, Stamford Connecticut 06901 U.S.A., and

[NAME] (the "Participant"), an employee of the Company.

     WHEREAS, the Company desires to afford to the Participant an opportunity to purchase shares of the Company's Common Stock pursuant to the grant of a non-qualified stock option award under the Company's 1994 Incentive Plan (the "Plan"); and

     WHEREAS, the Participant desires to obtain such opportunity;

     NOW THEREFORE, the parties agree, as follows:

     1. Option Grant. The Company grants to the Participant as of the date first written above (the "Grant Date") the right and non-qualified option ("this Option"), to purchase [NUMBER] shares of Common Stock of the Company, par value $0.05 per share ("the Stock") at the exercise price per share of U.S. $[PRICE], subject, in all respects, to the terms and conditions of the Plan and to the following terms and conditions.

     2. Vesting. This Option shall only be first exercisable, in whole or in part, with respect to the shares optioned, as to 33 1/3% thereof, immediately on the Grant Date, and, as to 66 2/3% and 100% thereof, after 5:00 p.m. on the day preceding the first and second anniversaries, respectively, of the Grant Date. Pursuant to and as defined in the Plan, however, this Option shall immediately vest upon a Change of Control of the Company.

     3. Term and Termination. (a) The term of this Option shall be a period commencing on the Grant Date and ending at 5:00 p.m. on the date preceding the tenth anniversary thereof ("Expiration Date"). Upon the termination of the Participant's status as an employee of the Company on account of:

(i) reasons other than normal retirement, death, total disability and cause, such portion of this option that has not then vested shall terminate immediately but such portion of this option that has then vested shall continue and become non-exercisable immediately at 5:00 p.m. upon the date which is ninety (90) days after such termination of the Participant's status;

(ii) death, total disability or normal retirement, such portion of this option that has not then vested shall terminate immediately but such portion of this Option that has then vested may be exercised by the Participant or, pursuant to and as defined in the Plan, the Participant's Beneficiary, at any time during the period ending on the Expiration Date (provided that such option would have been able to have been exercised according to its terms absent such death, total disability or normal retirement); or

(iii) cause, in which case all options granted hereunder shall terminate and be immediately nonexercisable.

(b) Notwithstanding the foregoing, where termination shall not have been for cause, of which the Board shall be the sole judge, the Board may in its sole discretion permit options hereunder to be exercised by the Participant at any time during the period ending not later than the Expiration Date as the Board shall agree, provided such option would have been able to have been exercised according to its terms absent termination.

(c) "Normal Retirement" shall mean resignation of the Participant's status as an employee or officer of the Company or a subsidiary thereof on or after attaining age sixty-five (65) or such earlier age as to which the Board shall consent. "Cause" shall mean, in the sole judgement of the Board, conviction of the Participant under, or a plea of guilty by the participant to any State or Federal felony charge (or the equivalent thereof outside of the United States); any instance of fraud, embezzlement, self-dealing, insider trading or similar malfeasance with respect to the Company regardless of amount; substance or alcohol abuse; or other conduct for which dismissal has been identified in any written Company policy statement, as a potential disciplinary measure. "Company" shall mean a subsidiary of the Company.

     4. Method of Exercise. This Option may be exercised only by one or more notices from time to time in writing of the Participant's intent to exercise this Award, or a portion thereof, delivered to the Secretary or the Chief Financial Officer of the Company, or their delegates, accompanied by the Participant's check or a bank check in the amount of the exercise price, or, in lieu thereof, by delivery to the Company of that number of shares of the Stock equal in value (determined on the same basis as for the grant of Awards under the Plan) to the exercise price and any required withholdings provided in Section 5 below, or by surrendering to the Company of the shares exercised so many as shall equal such value, unless the Participant has within a period of six months previously exercised a Company stock option by delivering or surrendering shares of the Stock.

     5. Taxes. At the time of exercise of this Option, the Participant shall deliver to the Company, if required by the Company, a check payable to the Company equal, in the sole opinion of the Company, to the applicable national, state, provincial and local income or other taxes and other pay-roll related items legally required to be withheld by reason of such exercise.

     6. Securities Laws. The Stock may only be purchased if there is with respect to the Stock a registration statement or qualification in effect under applicable U.S. or State securities laws or an exemption therefrom.

     IN WITNESS WHEREOF, the Company and the Participant have each executed this Agreement, all as of the day and year first above written.

Clean Diesel Technologies, Inc.


By:
   ----------------------            -------------------------
   (Vice) President                  [Name]